September 4, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Attention: Cheryl Brown

 Timothy Levenberg

Re: Starfighters Space, Inc.

 Offering Statement on Form 1-A

 File No. 024-12488

Dear Ms. Brown and Mr. Levenberg,

Starfighters Space, Inc., a Delaware corporation, hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Offering Statement to become qualified at 4:15 p.m. Eastern Time on September 6, 2024, or as soon thereafter as possible.

Should you have any questions or require any additional information with respect to this filing, please contact Michael Shannon at (604) 893-7638.  Thank you for your assistance and cooperation.

Very truly yours,

STARFIGHTERS SPACE, INC.

By:	/s/ David Whitney
Name:	David Whitney
Title:	Chief Financial Officer